UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated February 7, 2007 and Quarterly Report for the fourth quarter ending December 31, 2006
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2007	Cameco Corporation By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: cameco.com
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200  Fax: (306) 956-6201
Cameco Reports Record Revenue, Earnings and Cash Flows for 2006
Saskatoon, Saskatchewan, Canada, February 7, 2007 . . . . . . . . . . . . .
Cameco Corporation today reported its unaudited financial results for the fourth quarter and year ended December 31, 2006. All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
“The company recorded record revenue, earnings and cash flow for 2006, despite lower earnings in the fourth quarter compared to the previous year,” said Jerry Grandey, president and chief executive officer of Cameco. “As we have indicated, quarterly results are not a good indicator of Cameco’s annual results and the fourth quarter certainly demonstrates this.”

	Three months ended			Year ended
Financial Highlights	Dec 31%			Dec 31%
($ millions except per share amounts)	2006	2005	Change	2006	2005	Change
Revenue (a)	512	522	(2)	1,832	1,313	40
Earnings from operations	36	59	(39)	335	121	177
Cash provided by operations (b)	13	91	(86)	418	278	50
Net earnings	40	83	(52)	376	215	75
Earnings per share (EPS) — basic ($)	0.11	0.24	(54)	1.07	0.62	73
EPS — diluted ($)	0.11	0.23	(52)	1.02	0.60	70
EPS — adjusted and diluted ($)	0.11	0.21	(48)	0.75	0.58	29
Adjusted net earnings (c)	40	76	(47)	274	208	32

(a)	In 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In 2005, consolidated revenue included Cameco’s proportionate share of BPLP revenue following the restructuring of the partnership as of October 31, 2005. Prior to that date, we accounted for BPLP using the equity accounting method.
(b)	After working capital changes.
(c)	Net earnings for 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in the Fort à la Corne joint venture. Net earnings for the quarter and year ended December 31, 2005 have been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to the restructuring of the Bruce Power Limited Partnership. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.

Fourth Quarter
For the three months ended December 31, 2006, our net earnings were $40 million ($0.11 per share diluted), $43 million lower than the net earnings of $83 million ($0.23 per share diluted) recorded in 2005. The decrease is due to lower earnings in the electricity and gold businesses, and a $20 million (pre-tax) charge at Cigar Lake. The write down results in a $15 million (pre-tax) charge in the fourth quarter of 2006. In addition, we expensed $5 million (pre-tax) in costs related to remediation activities at the project.
Cash from operations in the fourth quarter of 2006 was $13 million compared to $91 million in 2005. The decrease of $78 million was related to lower cash flows from the gold and electricity businesses.
In our uranium business, earnings before taxes declined to $49 million from $71 million in the fourth quarter of last year, primarily as a result of a lower reported sales volume in the quarter. Compared to the fourth quarter of 2005, revenue from our uranium business declined by $76 million to $242 million as a 36% increase in the realized selling price (in US dollars) was more than offset by a 42% decline in reported sales volumes.
The sales volumes were down due to timing of sales deliveries, which are at the discretion of our customers. For the past several years, the deliveries have been heavily weighted in the fourth quarter. In 2006, the timing of deliveries through the year was unusual, with a heavier weighting in the first quarter and lighter weighting in the fourth quarter.
In addition, during the fourth quarter, we deferred revenue on a portion of our sales volume as the result of our standby product loans. As previously reported, Cameco has entered into standby product loan agreements with two of our customers. As of December 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Accordingly, in the fourth quarter of 2006, Cameco has deferred revenue of $22 million and the associated costs on sales of 1.2 million pounds of U3O8. The gross profit on the deferred sales was $3 million.
The average realized price in Canadian dollars increased by 30%, with the stronger Canadian dollar relative to the US dollar having a dampening effect given that most of our sales are denominated in US dollars. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $65.21 (US) per pound in the fourth quarter of 2006 compared to $34.79 (US) in the same quarter of 2005.
On October 23, 2006 Cameco reported that a water inflow at Cigar Lake had flooded the underground development.
Cameco engineers and consultants have developed a phased plan to restore the underground workings at Cigar Lake. The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resuming mine development. Regulatory approval is required for each phase of the remediation plan.
We have completed eight of the 14 drill holes planned for reinforcing and sealing off the water inflow area. There are two drill rigs on site working around the clock. Concrete will be poured in two locations — one near the rock fall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. About 300 cubic metres of concrete have been poured in the reinforcement area.
Cameco had previously planned to provide preliminary capital cost estimates and timelines for the remediation in February 2007. Cameco is preparing a technical report for Cigar Lake to meet requirements under National Instrument 43-101 of the Canadian Securities Administrators, which regulates public company exploration and mining disclosure. We expect to complete and publicly release the technical report in late March 2007. A technical report is required to support the disclosure of Cigar Lake remediation.
We plan to issue our next update on the status of Cigar Lake on March 1, 2007.
For fuel services, earnings before taxes increased to $11 million in the fourth quarter of 2006 from $5 million for the same period of 2005.
Cameco’s pre-tax earnings from BPLP amounted to $13 million during the fourth quarter compared to $30 million during the same period in 2005. This decrease in 2006 is due to a lower realized price, partially offset by lower operating costs. During the quarter, the average realized electricity price was $46 per MWh, compared to $57 per MWh in the fourth quarter of 2005. On a per MWh basis, the operating cost in the fourth quarter of 2006 was $38, compared to $42 in the fourth quarter of 2005.
Full Year 2006
For 2006, our net earnings were $376 million ($1.02 per share diluted). Our adjusted net earnings were $274 million ($0.75 per share adjusted and diluted), $66 million higher than the adjusted net earnings of $208 million ($0.58 per share adjusted and diluted) recorded in 2005 due to improved results in the uranium and gold businesses. Our earnings were negatively impacted by lower earnings from BPLP, charges related to the Cigar Lake water inflow and higher administration expenses.
In 2006, Cameco generated cash from operations of $418 million compared to $278 million in 2005. The increase of $140 million reflects higher revenue compared to 2005 and the proportionate consolidation of BPLP results in 2006.
At December 31, 2006, our consolidated net debt to capitalization ratio was 12%, up from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures.
“Our company is financially strong,” Grandey said. “We have the resources, expertise, and vision to reinvest in our core assets, expand our global exploration program and seek growth opportunities.”

Outlook for First Quarter 2007
We expect consolidated revenue for the first quarter of 2007 to be about 20% lower than that of the fourth quarter of 2006. This is due to anticipated lower sales volumes for uranium and conversion as well as lower projected gold production. The decrease is partially offset by an expected 5% increase in revenue in the electricity business as a result of higher anticipated realized prices.
Projections for the first quarter assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 25% over 2006 due to higher revenue from uranium and fuel services. In the uranium business, we expect revenue to increase by approximately 45% due to stronger average realized prices under our contracts relative to 2006. This projection for the uranium business does not include all the expected adjustments for the Cigar Lake water inflow incident as they are being finalized and assumes that the product loan arrangements in place remain unchanged. We may consider terminating a portion or all of the product loans. Excluding the impact of any deferrals related to the product loans, we anticipate uranium revenue to increase by about 50% in 2007 primarily due to higher realized prices
We also anticipate that revenue from the fuel services business will be about 20% higher than in 2006 due to an anticipated 10% increase in deliveries and an increase in the average realized selling price.
For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
In 2007, we expect gold production (100% basis) to be in the range of 700,000 to 720,000 ounces, up from 587,000 ounces in 2006. Gold revenue is expected to increase by about 20% in 2007 over 2006.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,
•	no disruption of supply from our facilities or third-party sources, and
•	a US/Canadian spot exchange rate of $1.16.
For 2007, the effective tax rate is expected to be in the range of 15% to 20%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.

In 2007, we expect total capital expenditures, including the gold business, to increase by 12% to $517 million. This amount does not include any expenditures for Cigar Lake. Updated capital expenditures for Cigar Lake are anticipated to be available in late March 2007.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.
Quarterly Dividend Notice
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.05 per share on the outstanding common shares of the corporation that is payable on April 13, 2007, to shareholders of record at the close of business on March 30, 2007.
Conference Call
Cameco invites you to join its fourth quarter conference call on Wednesday, February 7, 2007 at 10:00 a.m. Eastern time (9:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Wednesday, February 7, please dial (416) 695-6120 or (888) 789-0150 (Canada and US). An audio feed of the call will be available on the website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and
•	on post view until midnight, Eastern time, Wednesday, February 21, 2007 by calling (416) 695-5275 or (888) 509-0081 (passcode — 638429).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.

- End -

For further information:

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Fourth Quarter 2006 Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended December 31, 2006, as well as the audited consolidated financial statements for the company for the year ended December 31, 2005 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2005 annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2005 annual report is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A and the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2005 annual report.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Year ended
	Dec 31		Dec 31		Change
Financial Highlights	2006	2005	2006	2005	%
Revenue ($ millions) (a)	512	522	1,832	1,313	40
Earnings from operations ($ millions)	36	59	335	121	177
Cash provided by operations (b) ($ millions)	13	91	418	278	50
Net earnings ($ millions)	40	83	376	215	75
Earnings per share (EPS) — basic ($)	0.11	0.24	1.07	0.62	73
EPS — diluted ($)	0.11	0.23	1.02	0.60	70
EPS — adjusted and diluted ($)	0.11	0.21	0.75	0.58	29
Adjusted net earnings ($ millions) (c)	40	76	274	208	32
Average uranium (U3O8) spot price ($US/lb U3O8)	65.21	34.79	49.60	28.67	73
Average realized uranium price
• $US/lb U3O8	22.35	16.40	20.62	15.45	34
• $Cdn/lb U3O8	26.62	20.51	24.72	20.14	23
Average realized electricity price per megawatt hour ($/MWh)	46	57	48	58	(17)
Average Ontario electricity spot price ($/MWh)	43	71	46	68	(32)
Average realized gold price ($US/ounce)	604	476	597	433	38
Average spot market gold price ($US/ounce)	606	485	602	445	35

(a)	In 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In 2005, consolidated revenue included Cameco’s proportionate share of BPLP revenue following the restructuring of the partnership as of October 31, 2005. Prior to that date, we accounted for BPLP using the equity accounting method.
(b)	After working capital changes.
(c)	Net earnings for 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and adjusted to exclude a $29 million gain ($0.08 per share diluted) on sale of our interest in the Fort à la Corne joint venture. Net earnings for the quarter and year ended December 31, 2005 have been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to the restructuring of the Bruce Power Limited Partnership. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
FINANCIAL RESULTS
Consolidated Earnings
Fourth Quarter
For the three months ended December 31, 2006, our net earnings were $40 million ($0.11 per share diluted), $43 million lower than the net earnings of $83 million ($0.23 per share diluted)

recorded in 2005. The decrease is due to lower earnings in the electricity and gold businesses, and a $20 million (pre-tax) charge at Cigar Lake. As highlighted in our third quarter report, we are required to write down the value of assets lost in the Cigar Lake inflow. The write down results in a $15 million (pre-tax) charge in the fourth quarter of 2006. In addition, we expensed $5 million (pre-tax) in costs related to remediation activities at the project. For fourth quarter details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the fourth quarter of 2006, our total costs for administration, exploration, interest and other were $62 million, $6 million higher than in the same period of 2005. Administration costs were $14 million higher due largely to increased costs of $4 million at Centerra Gold Inc (Cameco’s 53% owned subsidiary), information systems and process enhancements ($3 million), Sarbanes Oxley compliance ($2 million), business development ($1 million) and higher workforce related costs ($1 million).
Exploration expenditures were $3 million lower, at $15 million, with uranium exploration expenditures down $2 million at $7 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra were down $1 million from the fourth quarter of 2005.
Interest and other charges declined by $5 million due to higher interest income on higher cash balances ($7 million) and foreign exchange gains ($3 million) partially offset by mark to market losses on foreign exchange contracts that are not designated as hedges ($5 million).
In the fourth quarter of 2006, we recorded a $9 million net recovery of income taxes. During the quarter, Centerra recorded $10 million in recoveries related mainly to losses at its Kumtor operation. The portion of our income taxable in Canada was relatively low in the quarter due to the Cigar Lake remediation charges and lower earnings from BPLP. Our tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries.
Earnings from operations decreased to $36 million in the fourth quarter of 2006, from $59 million in the fourth quarter of 2005. The aggregate gross profit margin increased in the fourth quarter to 23% from 22% in 2005.
Full Year 2006
In the second quarter of 2006, Cameco recorded a non-cash recovery of $73 million of future income taxes related to reductions in federal and provincial income tax rates. In the third quarter of 2006, Cameco recorded a $29 million after-tax gain on the sale of our interest in the Fort à la Corne joint venture. Consolidated earnings in the following discussion are adjusted to exclude these items for period-to-period comparisons of the financial results. Adjusted net earnings is a non-GAAP measure that should be considered supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For 2006, our net earnings were $376 million ($1.02 per share diluted). Our adjusted net earnings were $274 million ($0.75 per share adjusted and diluted), $66 million higher than the adjusted net earnings of $208 million ($0.58 per share adjusted and diluted) recorded in 2005 due to improved results in the uranium and gold businesses. Our earnings were negatively impacted by lower earnings from BPLP, charges related to the Cigar Lake water inflow and higher administration expenses.
For year-to-date details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
Our year-to-date total costs for administration, exploration, interest and other were $200 million, $18 million higher than in the same period of 2005. Administration costs were $33 million higher due largely to an $11 million increase in costs at Centerra, related to stock-based compensation and business development. In addition, Cameco recorded increased expenses for stock compensation primarily attributable to increased share prices ($4 million) and incurred higher charges for Sarbanes-Oxley compliance ($7 million), business process enhancements ($5 million) and higher workforce related costs ($4 million).
In 2006, exploration expenditures were $58 million, up $1 million compared to 2005. Uranium exploration expenditures increased to $32 million from $26 million in 2005. In the gold business, Cameco’s 53% owned subsidiary, Centerra, reduced its exploration expenditures by $5 million to $26 million.
Interest and other charges were $16 million lower than in 2005 due primarily to higher interest income on cash balances ($22 million) partially offset by higher gross interest costs ($5 million) related mainly to the proportionate consolidation of BPLP.
In April of 2006, the government of Saskatchewan amended the provincial income tax laws to provide for a 5% reduction in the general corporate income tax rate. The provincial tax rate is declining from 17% to 12% over a three-year period commencing July 1, 2006. In May, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 2% reduction in the general corporate income tax rate. The federal tax rate will decline from its previous level of 21% to 19% over a three-year period commencing in 2008. Amendments were also introduced to eliminate the corporate surtax, which effectively will decrease the federal income tax rate by 1%, starting in 2008.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in the second quarter of 2006.
In addition, confirmation was received with respect to the deductibility of the Saskatchewan provincial resource surcharge for the years prior to 2001. As a result, a $17 million reduction of future taxes was recorded.
Our effective tax rate decreased to 6% in 2006 from 20% in 2005 due to a lower proportion of total income being taxable in Canada. The effective rate for 2006 excludes the $73 million recovery related to the change in tax rates and the $17 million recovery due to the deductibility of the resource surcharges. The effective tax rate for 2005 is based on adjusted net earnings and also excludes $10 million in recoveries related to the deductibility of the resource surcharges.

Earnings from operations increased to $335 million in 2006 from $121 million in 2005. The aggregate gross profit margin increased in 2006 to 28% from 23% in 2005 due to higher realized prices for uranium and gold.
Quarterly Financial Results ($ millions except per share amounts)

Highlights	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	512	360	417	542	522	287	287	216
Net earnings	40	73	150	112	83	79	34	20
EPS — basic ($)	0.11	0.21	0.43	0.32	0.24	0.23	0.10	0.06
EPS — diluted ($)	0.11	0.20	0.40	0.30	0.23	0.22	0.10	0.06
EPS — adjusted & diluted ($)	0.11	0.12	0.21	0.30	0.21	0.22	0.10	0.06
Cash from operations	13	79	40	286	91	148	(45)	84
Revenue of $512 million in the fourth quarter of 2006 was 42% higher than in the third quarter due to higher sales volumes and improved prices in the uranium and fuel services businesses. Revenue is driven by timing of deliveries in our uranium and fuel services businesses, and has tended to be higher in the fourth quarter. However in 2006, the deliveries were more heavily weighted in the first quarter of the year.
Net earnings do not trend directly with revenue because past results are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. For 2006, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change the reporting of our net earnings.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium production and fuel services businesses.
Cash Flow
In the fourth quarter of 2006, we generated $13 million cash from operations compared to $91 million in 2005. The decrease of $78 million was related to lower cash flows from the gold and electricity businesses.
In 2006, we generated $418 million cash from operations compared to $278 million in 2005. The increase of $140 million reflects higher revenue compared to 2005 and the proportionate consolidation of BPLP results in 2006.

Balance Sheet
At December 31, 2006, our total debt was $705 million, representing a decrease of $154 million compared to December 31, 2005. Included in the December 31, 2006 balance was $198 million, which represents our proportionate share of BPLP’s capital lease obligation. At December 31, 2006, our consolidated net debt to capitalization ratio was 12%, up from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures.
Compared to the end of 2005, our product inventories increased by $17 million due primarily to higher unit costs for uranium. The average cost of our uranium and conversion services inventories has risen due primarily to an increase in the cost of purchased material.
At December 31, 2006, our consolidated cash balance totalled $334 million with Centerra holding about $217 million of this amount.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	Dec 31/06	Dec 31/06	Dec. 31/05

Centerra Gold Inc.	$443	$1,504	$1,069
UEX Corporation	19	220	167
UNOR Inc.	9	14	—

Total	$471	$1,738	$1,236

1 Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on December 31,
  2005 and December 31, 2006.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars while it produces most of its uranium and fuel services in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
During the quarter, the Canadian dollar weakened against the US dollar from $1.12 at September 30, 2006 to $1.17 at December 31, 2006.
At December 31, 2006, we had foreign currency contracts of $1,237 million (US) and EUR 58 million that were accounted for using hedge accounting and foreign currency contracts of $127 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009	2010
$ millions (US)	74	510	375	270	135
EUR millions	14	18	13	10	3
The US currency contracts have an average effective exchange rate of $1.17 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At December 31, 2006, the mark-to-market loss on all foreign exchange contracts designated as hedges was $34 million compared to a $37 million gain at September 30, 2006. For those contracts not designated as hedges, a mark-to-market charge of $5 million has been included in earnings for 2006.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At December 31, 2006, net deferred gains totalled $26 million. The schedule for net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains (Charges)	2007	2008	2009	2010
$ millions (Cdn)	15	9	2	0
In the fourth quarter of 2006, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the fourth quarter of 2006, the effective exchange rate, after allowing for hedging, was about $1.20 compared to $1.25 in the fourth quarter of 2005. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $6 million (Cdn).
Outlook for First Quarter 2007
We expect consolidated revenue for the first quarter of 2007 to be about 20% lower than that of the fourth quarter of 2006. This is due to anticipated lower sales volumes for uranium and conversion as well as lower projected gold production. The decrease is partially offset by an expected 5% increase in revenue in the electricity business as a result of higher anticipated realized prices.
Projections for the first quarter assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 25% over 2006 due to higher revenue from uranium and fuel services. In the uranium business, we expect revenue to increase by approximately 45% due to stronger average realized prices under our contracts relative to 2006. This projection for the uranium business does not include all the expected adjustments for the Cigar Lake water inflow incident as they are being finalized and assumes that the product loan arrangements in place remain unchanged. We may consider terminating a portion or all of the product loans. Excluding the impact of any deferrals related to the product loans, we anticipate uranium revenue to increase by about 50% in 2007 primarily due to higher realized prices.
We also anticipate that revenue from the fuel services business will be about 20% higher than in 2006 due to an anticipated 10% increase in deliveries and an increase in the average realized selling price.
For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
In 2007, we expect gold production (100% basis) to increase to 700,000 to 720,000 ounces from 587,000 ounces in 2006. Gold revenue is expected to increase by about 20% in 2007 over 2006.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,
•	no disruption of supply from our facilities or third-party sources, and
•	a US/Canadian spot exchange rate of $1.16.
Administration costs are projected to be about 10% greater than in 2006. The increase reflects higher charges for regulatory compliance, business development and costs to maintain the workforce. Exploration costs are expected to be about $72 million in 2007. Of this, $45 million is targeted for uranium, a 41% increase over 2006.
For 2007, the effective tax rate is expected to be in the range of 15% to 20%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
In 2007, we expect total capital expenditures, including the gold business, to increase by 12% to $517 million. This amount does not include any expenditures for Cigar Lake. Updated capital expenditures for Cigar Lake are anticipated to be available in late March 2007. Capital expenditures are classified as growth or sustaining. Growth capital is defined as capital spent to bring on incremental production plus business development initiatives. The remainder is classified as sustaining capital.
For growth projects, total expenditures are projected to be $182 million, excluding Cigar Lake development. As we indicated earlier, updated expenditures for Cigar Lake are anticipated to be available in late March 2007.
We expect sustaining capital expenditures to be higher in 2007 than in 2006 due to revitalization programs at Key Lake and Rabbit Lake, Bruce Power’s new fuel project and well field expansions at the US ISL operations. Sustaining capital expenditures will also increase at fuel services to improve production processes and meet new regulatory requirements.
Capital Expenditures

(Cameco’s share in $ millions)	2007 Plan	2006 Actual
Growth Capital
McArthur River	—	$9
US ISL	2	1
Cigar Lake[1]	—	120
Fuel Services	19	—
Inkai	62	37
Gold[2]	99	94

Total Growth	$182	$261

Sustaining Capital
McArthur River/Key Lake	$78	$29
US ISL	33	23
Rabbit Lake	63	24
Fuel Services	37	18
Bruce Power (BPLP)	47	33
Gold[2]	28	27
Other	14	14

Total Sustaining	$300	$168
Capitalized interest	35	31

Total	$517	$460

1 As previously indicated, updated capital expenditures for the Cigar Lake project are expected to be available in late March 2007.
2 Represents 100% of Centerra’s expenditures.
Outlook Information
For additional discussion on the company’s business prospects for the first quarter of 2007 and for the full year, see the outlook section under each business segment.

BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Fuel services
•	Nuclear electricity generation
•	Gold
URANIUM
Highlights

	Three months ended		Year ended
	Dec 31		Dec 31
	2006	2005	2006	2005
Revenue ($ millions)	242	318	803	690
Gross profit ($ millions)	77	80	237	159
Gross profit %	32	25	30	23
Earnings before taxes ($ millions) [1]	49	71	181	134
Average realized price
($US/lb)	22.35	16.40	20.62	15.45
($Cdn/lb)	26.62	20.51	24.72	20.14
Sales volume (million lbs)[2]	9.0	15.5	32.1	34.2
Deferred sales volume (million lbs)	1.2	0	4.0	0
Production volume (million lbs)	5.4	4.8	20.9	21.2

1 Excludes $69 million in earnings related to the gain on sale of Energy Resources of Australia Ltd shares for the quarter and year ended
  December 31, 2005.
2 Total sales volume for 2006 was 36.2 million pounds. Revenue on 4.0 million pounds is deferred due to standby product loans.
Uranium Results
In the second quarter we reported that Cameco had entered into standby product loan agreements with two of our customers. The loans allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of the material available under the loan, up to 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings will be secured by letters of credit and be settled in kind.
As of December 31, 2006, Cameco had not borrowed any material under the standby loan agreements. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparties of the standby product loan agreements, up to the limit of the loans (5.6 million pounds). This is in accordance with accounting standards. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Accordingly, in the fourth quarter of 2006, Cameco has deferred revenue of $22 million and the associated costs on sales of 1.2 million pounds of U3O8. The gross profit on the deferred sales was $3 million. For the year 2006, we have deferred revenue of $80 million and the associated costs on sales of 4.0 million pounds. The gross profit on the deferred sales was $15 million.
The timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferrals.
Standby fees associated with the loan facilities are reflected in the “Interest and Other” expense item on the Consolidated Statement of Earnings.
Our reported revenue and costs for U3O8 discussed throughout this report have been reduced to reflect the required deferrals. Similarly, the average realized price for U3O8 has been adjusted.
Fourth Quarter
Compared to the fourth quarter of 2005, revenue from our uranium business declined by $76 million to $242 million as a 36% increase in the realized selling price (in US dollars) was more than offset by a 42% decline in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore our quarterly delivery patterns can vary significantly. In 2006, the timing of deliveries through the year was unusual, with a heavier weighting in the first quarter and lighter weighting in the fourth quarter.
The average realized price in Canadian dollars increased by 30%, with the stronger Canadian dollar relative to the US dollar having a dampening effect given that most of our sales are denominated in US dollars. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $65.21 (US) per pound in the fourth quarter of 2006 compared to $34.79 (US) in the same quarter of 2005.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), decreased to $165 million in the fourth quarter of 2006 from $238 million in 2005 as a 42% decline in the reported sales volume was partially offset by a 17% rise in the unit cost of product sold. The unit cost of product sold increased primarily as a result of higher costs for purchased uranium and higher basic royalty charges. Basic royalty charges increase as the realized price increases.
Our earnings before taxes from the uranium business declined to $49 million from $71 million in the fourth quarter of last year, primarily as a result of a lower sales volume in the quarter.
Full Year 2006
Compared to 2005, revenue from our uranium business rose by 16% to $803 million due to a 33% increase in the realized selling price (in US dollars) partially offset by a 6% decline in reported sales volume. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers and our quarterly delivery patterns can therefore vary significantly.
The average realized price in Canadian dollars, increased by only 23% due to the stronger Canadian dollar relative to the US dollar. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $49.60 (US) per pound in 2006 compared to $28.67 (US) in 2005.

Our total cost of products and services sold, including DDR, increased to $566 million in 2006 from $531 million in 2005 due to a 15% rise in the unit cost of product sold. The increase in the unit cost of product sold reflected higher costs for purchased uranium.
Our earnings before taxes from the uranium business increased to $181 million from $134 million last year and the gross profit margin rose to 30% from 23% in 2005.
Uranium Outlook for First Quarter 2007
In the first quarter of 2007, we expect reported sales volumes in our uranium business to be about 6 million pounds, 33% lower than in the fourth quarter. Actual uranium deliveries will total 7 million pounds of which we expect to defer revenue recognition on 1 million pounds due to the product loan arrangements. The unit cost of product sold is projected to increase marginally due to higher royalty charges and higher costs for purchased material.
Uranium Outlook for the Year 2007
In 2007, the reported sales volume and associated revenue may be affected by changes to product loan arrangements. Total uranium deliveries amounted to 36 million pounds in 2006, while reported sales volume was 32 million pounds due to the deferral of revenue as a result of accounting for the product loans.
In 2007, we expect uranium deliveries to total 34 million pounds. However, the reported sales volume for revenue purposes depends upon the product loan arrangements. We may terminate a portion or all of the product loan arrangements in 2007. To the extent we terminate the product loan arrangements, revenue that was deferred on up to 4 million pounds in 2006 would be recognized in 2007. If the product loan facilities remain in place unchanged, we would be required to defer revenue on an additional 1.6 million pounds in 2007, regardless if any amount is drawn on the loans. In this case, we would expect our reported revenues to be 45% greater than in 2006 due to an increase in our realized price.
Excluding the impact of any deferrals related to the product loans, we would expect our uranium revenue for 2007 to increase by about 50% due primarily to an increase in the realized price. Our average realized uranium price is anticipated to improve due to higher expected prices under our current contracts relative to 2006.
The unit cost of product sold is projected to increase by about 20% as a result of increased costs for purchased material, higher royalty costs due to an increase in the realized price, the impact of tiered royalty charges and increased production costs expected to be incurred in 2007.
As mentioned in the previous quarter, we have included supply interruption language in our contracts, which provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a shortfall in planned production or deliveries of purchases under the highly enriched uranium agreement. This language protects about three-quarters of currently contracted volumes, and this percentage will rise as old contracts expire. All contracts contain standard force majeure language.

The baseload contracts put in place to support the development of Cigar Lake also contain supply interruption language, which allows Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production.
Since the Cigar Lake water inflow, we have been in discussions with our customers to address the production delay at the mine and its possible effect on uranium deliveries. Our immediate focus is on customers who will be impacted with uranium deliveries in 2007.
In the case of the Cigar Lake baseload contracts containing deliveries in 2007, we plan to defer the volumes to the end of the various contracts.
For the remainder of the contracts that are impacted by the supply interruption language in 2007, we plan to defer the portion of deliveries impacted by this language for a five to seven-year period.
Contract specific decisions will be made in consultation with each of our customers. We appreciate their understanding and support.
Cameco’s share of uranium production for 2007 is projected to increase slightly to 21.0 million pounds of U3O8 from 20.9 million in 2006. These quantities do not include Inkai as the operation is not yet in commercial production.
Cameco did not pay tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalty. Cameco expects its capital allowances to be fully exhausted during 2007 and, therefore, expects to pay tiered royalties in 2007. We currently estimate that tiered royalties will reduce net earnings by approximately $10 million in 2007. We will be eligible for additional capital allowances once Cigar Lake commences production at which time we will not be required to pay tiered royalties until the additional allowances are fully exhausted.
The outlook for the first quarter and 2007 financial results for the uranium business segment do not include all the expected adjustments for the Cigar Lake water inflow incident as they are being finalized and are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, purchases and prices,
•	no disruption of supply from our mines or third-party sources, and
•	a US/Canadian spot exchange rate of $1.16.
Uranium Price Sensitivity 2007
For 2007, a $1.00 (US) per pound change in the uranium spot price from $72.00 (US) per pound would change revenue and net earnings by less than $3 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.19 (Cdn) as a result of our currency hedge program.

Uranium Contracting
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long-term. Our contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retaining exposure to future market price increases. This is a balanced approach, which we believe delivers the best value to our shareholders over the long-term.
Our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Today our contracting is more focused on market-related pricing. Consequently, we expect this ratio to change over time.
The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with an 80% market-related and 20% fixed component. The fixed-price component generally is higher than the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component will include a floor price (escalated by inflation).
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of six months forward sales (or equivalent to about 17 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on December 31, 2006 was $72.00 (US) per pound U3O8, up 31% from $54.88 (US) at September 30, 2006. This compares to $36.38 (US) on December 31, 2005 and $31.63 (US) on September 30, 2005.
Spot market volume reported for the fourth quarter of 2006 was 5 million pounds U3O8 for a total of 33 million pounds in 2006. This compares to 7 million pounds in the fourth quarter of 2005 and 36 million pounds for 2005. Prices continued to increase in the fourth quarter due to steady demand and limited supply.
Discretionary purchases, or purchases not for immediate consumption, hit a record level accounting for about 73% of spot market volume. There were continued increases in inventory building by utilities, trader positioning and investment and hedge fund participation. It is expected that spot market demand will remain strong in 2007 while supply remains tight, adding upward pressure to the price.
Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on December 31, 2006 was $72.00 (US) per pound U3O8, up 32% from $54.50 (US) at the end of September 2006. This compares to $36.13 (US) on December 31, 2005 and $32.50 (US) on September 30, 2005.

The long-term market remained active in the fourth quarter as utilities continue to seek secure supply with reliable primary suppliers in an effort to mitigate risk. Long-term contracting in 2006 is estimated to have been in excess of 200 million pounds U3O8, slightly less than the 240 million pounds contracted in 2005, but well above historic levels.
Uranium Operations Update
Uranium Production

	Three months ended		Year ended
Cameco’s share of	Dec 31		Dec 31		2007 planned
production (million lbs U3O8)	2006	2005	2006	2005	production
McArthur River/Key Lake	3.2	2.7	13.1	13.1	13.1
Rabbit Lake	1.4	1.5	5.1	6.0	5.5
Smith Ranch/ Highland	0.6	0.4	2.0	1.3	1.6
Crow Butte	0.2	0.2	0.7	0.8	0.8

Total	5.4	4.8	20.9	21.2	21.0

McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake was 3.2 million pounds U3O8 for the fourth quarter of 2006 and a total of 13.1 million pounds for 2006. Ten days prior to year end, the operations achieved the licensed annual production limit of 18.7 million pounds. Quarter-to-quarter variation in production is common and can result from planned maintenance shutdowns and normal variation in the ore production process. In the fourth quarter, production is typically constrained by the licensed annual production limit. Cameco’s share of production for the first quarter of 2007 is expected to be 3.3 million pounds of U3O8 and 13.1 million pounds for the full year.
In November, unionized employees at the McArthur River and Key Lake operations ratified a new four-year agreement that Cameco and the United Steelworkers of America (USW) had negotiated. The new collective agreement will expire December 31, 2009.
At McArthur River, progress on freeze-hole drilling for two future mining zones improved from third quarter results. However the rate of progress was still lower than targeted due to technical challenges with drilling through frozen ground and additional time required to address operational challenges such as improvements to the drill setups.
As previously reported, we have applied to increase the annual licensed production capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment (EA) as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
The CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment.

Cameco has proposed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. While we believe that the current level of control protects the environment and is consistent with past EAs of the Key Lake operation, we also recognize that improvements can be made to further reduce levels of these two metals. In December, we finalized this action plan in consultation with the CNSC.
At a public hearing in January 2007, the CNSC considered a proposed licence condition for the Key Lake mill to implement this plan. We expect a CNSC decision later in the first quarter of 2007 and the first phase of the plan to be in place later in 2007. Reducing the current level of these metals discharged to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and the Key Lake mill. While we cannot predict the outcome of this assessment, we expect that the parallel work on effluent reduction will advance consideration of the proposal. We remain confident that we can incrementally increase production levels with minimal environmental effect.
In addition to obtaining approval for the EA, we need to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze hole drilling for the McArthur River transition is ongoing. A revitalization pre-feasibility assessment for the Key Lake mill was kicked off in October 2006. The mill began production in 1983 and was built as a world-class facility. Revitalization of Key Lake will include upgrading circuits to new technology for simplified operation and increased production capacity. Reinvesting in this mill will help maintain our leadership position in uranium production for many years into the future.
At McArthur River, work also progressed on the planning of a boxhole boring mining method, which we anticipate using for production from upper zone #4 beginning in 2012. This zone is south of the current zone #2 workings and the Pollock (main) shaft. We completed the mine plan for the boxhole boring test area for development in 2007 to 2008 and placed an order for a boxhole borer for delivery in early 2008. Long-term conceptual planning for resources north of the Pollock shaft was carried out and development of a tunnel for future access and drilling is progressing as planned.
Rabbit Lake
Rabbit Lake produced 1.4 million pounds of U3O8 during the fourth quarter and a total of 5.1 million pounds for 2006. Production in 2006 was lower than 2005 as a result of lower than expected ore grades encountered at Eagle Point underground operations. In 2007, we are expecting to mine areas with higher ore grades relative to 2006. The outlook for 2007 production is 5.5 million pounds of U3O8. We expect production for the first quarter of 2007 to be 1.2 million pounds due to a planned mill shutdown during that period.
In 2006, the Rabbit Lake operation returned the mined out A-zone open pit to the surrounding Wollaston Lake and completed a mill project that reduces the concentration of uranium in the operation’s effluent discharge.
Similar to previous years, the underground diamond-drilling reserve replacement program was successful in 2006. Over 69 kilometres of drilling was completed with excellent results and reserves are now being calculated. At the end of 2006, total proven and probable reserves are estimated at 737,000 tonnes at 1.2% U3O8 for 19.1 million pounds in areas that are currently being mined and in a new zone that is in close proximity to a newly producing mining area. We now anticipate that the Eagle Point mine life will continue through, at least, 2011.
As previously reported, we have been working on an EA to process a little over one-half of the future uranium production from Cigar Lake ore at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production, depending on the production rampup. The EA study report was submitted to regulatory agencies for review in November 2006. We have a meeting scheduled with regulatory reviewers for February 2007 and expect to receive initial comments and questions at or before that meeting. Rabbit Lake began operation in 1975 and is Saskatchewan’s longest operating uranium operation. Given we expect to extend the life of this facility by milling a portion of Cigar Lake’s ore, we will begin a revitalization assessment of the mill in 2007.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.8 million pounds U3O8 in the fourth quarter of 2006. The operations produced a record 2.7 million pounds in 2006, up from our original target of 2.4 million pounds. Smith Ranch-Highland produced 2.0 million pounds of our ISL production in 2006, which is the highest production achieved in the history of ISL mining in the US.
Uranium Projects Update
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. On October 23, 2006 Cameco reported that a water inflow at Cigar Lake had flooded the underground development.
Cameco engineers and consultants have developed a phased plan to restore the underground workings at Cigar Lake. The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement may be needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resuming mine development. Regulatory approval is required for each phase of the remediation plan.
We have completed eight of the 14 drill holes planned for reinforcing and sealing off the water inflow area. There are two drill rigs on site working around the clock.
Concrete will be poured in two locations — one near the rock fall to seal off the inflow area and another in a nearby tunnel to provide reinforcement. About 300 cubic metres of concrete have been poured in the reinforcement area. The concrete mixture is designed to harden under water and will be poured in successive layers.
Experience gained through drilling the initial holes is reducing the time required for subsequent holes. We expect to complete the work necessary to seal off the water inflow in the second quarter of 2007. This is a forward-looking statement. If any part of the following assumptions prove to be incorrect, it is possible that the water inflow may not be sealed off in the second quarter of 2007:

•	the two drill rigs on site maintain the current pace of drilling, and
•	the concrete hardens as planned to provide reinforcement and prevents or reduces water inflow to enable mine dewatering.
An additional four drill holes are planned for dewatering the mine. In February, a third drill will be brought on site for drilling the dewatering holes. After we gain experience with drilling the larger dewatering holes, we will be able to provide an estimate for their completion. This part of phase one is subject to regulatory approval and our application has been filed with the regulator.
Cameco had previously planned to provide preliminary capital cost estimates and timelines for the remediation in February 2007. Cameco is preparing a technical report for Cigar Lake to meet requirements under National Instrument 43-101 of the Canadian Securities Administrators, which regulates public company exploration and mining disclosure. We expect to complete and publicly release the technical report in late March 2007. A technical report is required to support the disclosure of Cigar Lake remediation.
The content of Cameco’s Cigar Lake technical report is prescribed by National Instrument 43-101. The report will include information relating to the geology of the deposit, resource and reserve estimates, the remediation plan including projected timelines, the mining method, a new capital cost estimate (including an estimate of remediation costs) to bring the deposit into commercial production and a projected production rampup. With the detailed information from this report, we will be able to determine if any Cigar Lake reserves will need to be reclassified from proven to probable as previously discussed. The report is being prepared under the supervision of Cameco technical experts who are qualified persons under National Instrument 43-101.
Cigar Lake is an extremely valuable deposit that is expected to play a significant role not only in Cameco’s future, but as part of the world’s uranium supply. Given its importance, we believe it is appropriate to take additional time in developing our remediation plans and cost estimates.
There are about 275 people working on site including drilling personnel working on the remediation program. Work continues on surface facilities, such as a water treatment plant, mine ventilation fan foundations and an electrical substation.
As a result of the water inflow, the carrying values of the Cigar Lake assets were written down by $30 million in the fourth quarter. In addition, $10 million in remediation costs were expensed. Cameco’s share of these amounts is 50%.
Cameco plans to issue its next status report for the Cigar Lake project on March 1, 2007.
Inkai
At the Inkai ISL project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. We expect startup of production in late 2007 with commercial production to follow in 2008 after a rampup period.

At block 2, the test mine produced about 0.8 million pounds U3O8 during 2006. Production from the expanded facility started in the second quarter of 2006. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds per year by 2010.
The total cost to bring Inkai to commercial production (100% basis) is now projected to be about $200 million (US). The capital expenditures for Inkai in 2007 are expected to total $90 million (US). The production obtained from the Inkai test mine is being sold and proceeds from the sales are used to fund the construction and operation of the project. Including the recoveries related to these sales, the net cost of development at Inkai is expected to be about $95 million (US).
Uranium Production Outlook
We are providing an update for our near-term production outlook with the information currently available in the table below.
Cameco’s Share of Production (million pounds U3O8)

Current Forecast	2007	2008	2009	2010	2011
McArthur River/Key Lake (a)	13.1	13.1	13.1	13.1	13.1
Rabbit Lake(b)	5.5	4.9	3.6	3.0	1.9
US ISL	2.4	2.4	3.2	3.9	4.6
Cigar Lake (c)	*	*	*	*	*
Inkai	0.6	1.9	2.9	3.1	3.1
Total	21.6	22.3	22.8	23.1	22.7

(a)	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has been left at the licence capacity. Once approval has been received, it is expected to take about two years to ramp up production to a sustained level. (See discussion in the “Uranium Operations Update” section of this report under the heading “McArthur River/Key Lake”).
(b)	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower-grade material that need processing. In addition, we are optimistic that some of the existing resources may be reclassified as reserves and add production in the latter years.
(c)	The Cigar Lake production forecast is not included, but will be available in March 2007, after the completion of the technical report.
As we have noted in the past, Cameco is a significant trader of uranium. Consequently, we sell more uranium than we produce from our minesites. Cameco has multi-year purchase agreements in place, the most significant is our purchase of uranium derived from blended-down Russian highly enriched uranium (HEU), under which we expect to purchase about 7 million pounds uranium equivalent annually over the period covered by the above table. We also have other committed term purchase arrangements for smaller annual quantities. In addition, we make short-term and spot market purchases.
The current uranium production and HEU purchase forecast noted above for the company is based upon the following key assumptions:
•	the company’s forecast production for each operation is achieved,
•	the company’s schedule for the development and rampup of production from Inkai is achieved,

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production,
•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks, and
•	the HEU supplier complies with its delivery commitments.
No assurance can be given that the indicated quantities will be produced. Expected future production is inherently uncertain, particularly in the later years of the forecast and could materially change over time.
Uranium Exploration Update
Fourth Quarter
During the fourth quarter of 2006, relatively little fieldwork was undertaken. However, Cameco completed field exploration programs under way in Australia and Mongolia.
Brownfield Exploration
Brownfield exploration refers to uranium exploration activity undertaken near existing operations and advanced projects. In 2006, we made progress on several projects. We continue our drilling programs intended to add resources at the McArthur River and Rabbit Lake operations, which could extend the mine life at both locations.
In addition, both the Millennium and Collins Creek deposits were advanced in 2006.
Regional Exploration
The Centennial discovery on the Virgin River project was extended with several new mineralized holes, confirming the significance of this new mineralized region.
As part of Cameco’s continuing expansion of uranium exploration activities, our land holdings were increased significantly, either directly or under option, with new projects in Nunavut, the Northwest Territories, and Mongolia.
Also, in December 2006, Cameco signed a memorandum of understanding with Techsnabexport (Tenex), a Russian nuclear company, which will allow us to participate jointly on new exploration and mining ventures in Russia and elsewhere.
Exploration Outlook for the Year 2007
Cameco plans to invest about $45 million in uranium exploration during 2007 as part of our long-term strategy to maintain our leadership position in uranium production.
Brownfield Exploration
Approximately 28% of the uranium exploration budget will be for brownfield exploration projects in the Athabasca Basin. We will invest $12.5 million on six advanced projects. The largest investment will be at McArthur River, where $5.4 million will be directed towards diamond drilling on the northern extension of the prolific P2 fault. At the Rabbit Lake operation, surface exploration will focus on both regional targets and mine-related targets, principally in the vicinity of the Eagle Point mine.

The Dawn Lake joint venture will continue work on two uranium deposits in 2007. Delineation of the Collins Creek deposit will continue, with additional drilling and a scoping study to examine potential mining scenarios. At the original Dawn Lake deposit, a pre-feasibility study on the 11A Zone will be completed by the second quarter of 2007.
Exploration activity at the Cree Zimmer and the Waterbury Lake projects will also increase in 2007. Priority targets on the Cree Zimmer project, which surrounds the historic Key Lake mining operation, include the P-Zone and the area on the main Key Lake fault southwest of the former Gaertner and Deilmann uranium deposits. In 2007, exploration on the Waterbury Lake project will be focused east of the Cigar Lake orebody.
The partners on the Cree Extension joint venture approved the completion of a feasibility study on the basement rock hosted Millennium deposit in early 2008. Integral to the study will be the completion of a three-dimensional seismic survey over the deposit area. The survey will accurately define the unconformity depth and assist in the recognition of potential water bearing structures in the sandstone. Several shaft pilot holes will be drilled during the year.
Regional Exploration
The remaining $32.5 million of exploration expenditures in 2007 will be allocated among 44 projects worldwide, the majority of which are at drill target stage. Our largest investment will be in Saskatchewan, where a $3.3 million program will be completed on the Virgin River project as followup on the Centennial zone mineralization. We will also focus on projects in the Northwest Territories and Nunavut regions of northern Canada, where Cameco has a large land position. In addition to our existing land positions in the Northern Territory, Cameco will undertake work on new land positions in Western Australia and South Australia.
In 2007, exploration will also take place in the United States, Mongolia, and Africa, where Cameco is earning an interest in prospective land in Gabon. Cameco continues to evaluate other regions and projects globally, and we will add to our land position as new prospects are confirmed.

FUEL SERVICES
Highlights

	Three months ended		Year ended
	Dec 31		Dec 31
	2006	2005	2006	2005
Revenue ($ millions)	83	63	224	158
Gross profit ($ millions)	12	5	25	28
Gross profit %	15	8	11	18
Earnings before taxes ($ millions)	11	5	22	25
Sales volume (million kgU) [1,2]	6.7	7.0	18.5	16.6
Production volume (million kgU) [2]	4.1	2.9	13.2	11.4

[1]	Kilograms of uranium

[2]	Includes Zircatec sales and production
Fuel Services Results
The current results and outlook for fuel services reflect the deferral of revenue and the associated costs on conversion services deliveries of 1.0 million kgU, related to the standby product loan agreements discussed under the uranium business segment. The effect of the deferral was a decrease in reported revenue of $9 million. Gross profit on the deferred conversion services deliveries was $1 million.
As in the case of the deferred uranium revenue, the timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. As a result, cash flows are not impacted by the deferral. Cameco will recognize the deferred revenue and associated costs when the loan agreements are terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
Fourth Quarter
In the fourth quarter of 2006, revenue from our fuel services business rose by 32% to $83 million compared to the same period in 2005, due to the inclusion of Zircatec revenue. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices. Sales volumes were 4% lower than in 2005.
Total cost of products and services sold, including DDR, was $71 million compared to $57 million in 2005. This increase was attributable to the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the fourth quarter of 2006, earnings before taxes increased to $11 million from $5 million for the same period of 2005.
Full Year 2006
In 2006, revenue from our fuel services business rose by 42% to $224 million compared to 2005, as a result of the inclusion of revenue from Zircatec and a 12% increase in fuel service deliveries. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. A 1% increase in the average realized selling price contributed marginally to higher revenues. As noted above, most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices.
The total cost of products and services sold, including DDR, was $199 million in 2006 compared to $130 million in 2005. The increased costs are attributed to the rise in conversion sales volume, the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In 2006, earnings before taxes from the fuel services business declined to $22 million from $25 million in the same period of 2005. The lower profitability was due to the higher cost of purchased and produced product.
Fuel Services Outlook for First Quarter 2007
For the first quarter of 2007, our fuel services revenue is projected to be about one-third of that of the fourth quarter due to an expected decrease in deliveries. It is anticipated that the average realized price will be slightly lower.
Fuel Services Outlook for the Year 2007
Cameco expects 2007 revenue from the fuel services business to be nearly 20% higher than in 2006 due to an anticipated 10% increase in deliveries and an improvement in the average realized selling price.
Fuel services sales volume in 2007 is expected to total 20.2 million kgU compared to sales of 18.5 million kgU in 2006.
The outlook for the first quarter and the 2007 financial results for the fuel services business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.16.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot market UF6 conversion prices increased slightly over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Dec 31/06	Sept 30/06	Dec 31/05	Sept 30/05
Average spot market price ($US/kgU)
• North America	11.75	11.63	11.50	11.50
• Europe	12.38	12.00	11.50	11.50
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services.

	Dec 31/06	Sept 30/06	Dec 31/05	Sept 30/05
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.00	12.00
• Europe	13.75	13.50	12.88	13.13
Fuel Services Operations Update
Production
Blind River Refinery
We produced 3.7 million kgU as UO3 in the fourth quarter of 2006 compared to 4.0 million kgU in the fourth quarter of 2005. The lower output reflects production scheduling rather than any reduction of production capability. The production for the year was a record 17.2 million kgU compared to 15.1 million kgU for 2005. The increase was due to using the refinery to produce UO3 for Springfields Fuels Ltd (SFL).
Production for the first quarter of 2007 is expected to be 3.8 million kgU compared to 5.3 million kgU in the first quarter of 2006. The decrease reflects lower shipments to SFL during the quarter. We anticipate annual production for 2007 to be about 16.0 million kgU to meet both Port Hope and SFL requirements.
In mid December 2006, we received CNSC approval of the EA for the addition of pollution abatement equipment to the incinerator at our Blind River operation. This equipment is required to meet new Canadian standards for incinerator emissions that came into force in January 2007. The installation of the equipment has begun. The Blind River refinery needs an amendment to its operating licence in order to use this new equipment, which is subject to CNSC approval. We anticipate that the incinerator will be ready to receive material late in the first quarter of 2007.
The EA for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year was filed with the CNSC for review.
In mid December 2006, the second of two licensing hearings for a new five-year operating licence at Blind River was held by the CNSC in Ottawa. A decision from the hearing is expected in February.

Port Hope Conversion Facility
We produced 3.8 million kgU as UF6 and UO2 in the fourth quarter of 2006 compared to 2.9 million kgU in the fourth quarter of 2005 at our Port Hope conversion facilities. The higher production reflects significant progress in increasing the fluorine generation capacity of the UF6 plant. This brings the total production for the year to 12.5 million kgU compared to 11.4 million kgU in 2005. The increase reflects increased fluorine generation capacity and other plant improvements achieved during the year.
We anticipate first quarter 2007 production to be 3.8 million kgU as UF6 and UO2 and annual production to be 13.8 million kgU.
The CNSC has not yet issued the draft scope for the required comprehensive environmental study for the Vision 2010 project. This project proposes to clean up and modernize the Port Hope conversion facility site. Design and preliminary engineering for the project have been proceeding.
Fuel Manufacturing
As we acquired Zircatec on February 1, 2006, the reporting of production in 2006 is for 11 months of the year. The 11-month target for 2006 was 749,000 kgU and our actual production was 721,000 kgU. The shortfall is due to challenges with equipment and an insufficient number of operators early in the year. We expect to make up the shortfall early in 2007 when demand for deliveries is lower.
The CNSC has not yet issued the guidelines for the environmental study report to be filed in support of plant modifications required to manufacture the new fuel bundles for the Bruce reactors. Zircatec, at the direction of the CNSC, has stopped construction activities associated with the modifications pending approval of the EA.
The manufacturing of all 26 of the new fuel demonstration irradiation bundles was completed. All of these have been shipped to Bruce Power and 12 bundles are now in a Bruce B reactor.
Port Hope Operations Licensing
The second of two licensing hearings for a new five-year operating licence for both the conversion facility and the Zircatec fuel manufacturing plant were held by the CNSC in Port Hope at the end of November. A decision from the hearings is expected in February.
Port Hope Operations Labour Relations
The collective agreements covering unionized employees at Zircatec and the Port Hope conversion facility will expire on June 1, 2007 and June 30, 2007 respectively.
NUCLEAR ELECTRICITY GENERATION
These financial results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (BPLP) and Bruce A operations (Bruce Power A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP included the four Bruce B units and does not include the A units.

Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For 2006, our results reflect a four-unit operation. Our financial results for the first 10 months of 2005 reflected a six-unit operation, which was accounted for on an equity basis.
Highlights
Bruce Power Limited Partnership (100% basis) 1

	Three months ended		Year ended
	Dec 31		Dec 31
	2006	2005	2006	2005
Output — terawatt hours (TWh) [1]	6.0	6.2	25.8	30.8
Capacity factor (%) [2]	85	75	91	79
Realized price ($/MWh)	46	57	48	58
Average Ontario electricity spot price ($/MWh)	43	71	46	68
($ millions)
Revenue	278	356	1,242	1,787
Operating costs [3]	230	258	807	1,202
Cash costs	202	209	701	1,008
- operating & maintenance	157	162	523	779
- fuel	17	15	65	73
- supplemental rent [4]	28	32	113	156
Non cash costs (amortization)	28	49	106	194
Income before interest and finance charges	48	98	435	585
Interest and finance charges	12	13	47	65
Earnings before taxes [5]	36	85	388	520
Cash from operations	81	260	514	771
Capital expenditures	38	83	103	323
Operating costs ($/MWh)	38	42	31	39
Distributions [6]	65	818	480	1,033

[1]	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units) for the first 10 months and four B units for the remainder of the year.

[2]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[3]	Net of cost recoveries.

[4]	Supplemental rent is about $28.3 million per operating reactor for 2006.

[5]	Excludes $149 million loss recorded on the restructuring of BPLP on October 31, 2005.

[6]	Distributions in 2005 include $633 million due to the Bruce Power restructuring. Cameco’s share was $200 million.
In the fourth quarter of 2006, BPLP generated cash from operations of $81 million compared to $260 million in the fourth quarter of 2005. The decrease reflects a lower realized price as a result of significantly weaker spot electricity prices and changes in working capital requirements. Due to the timing of sales, the accounts receivable balance increased by $32 million in the fourth quarter of 2006, whereas it decreased by $62 million in the fourth quarter of 2005. Capital expenditures for the fourth quarter of 2006 totalled $38 million compared to $83 million during the same period in 2005.
BPLP also distributed $65 million to the partners in the fourth quarter. Cameco’s share was $21 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Cameco’s Earnings from BPLP

	Three months ended		Year ended
($ millions)	Dec 31		Dec 31
	2006	2005	2006	2005
BPLP’s earnings before taxes (100%)[1]	36	85	388	520
Cameco’s share of pre-tax earnings before adjustments	11	27	122	164
Proprietary adjustments	2	3	6	6
Pre-tax earnings from BPLP	13	30	128	170

[1]	Excludes $149 million loss recorded on the restructuring of Bruce Power on October 31, 2005.
Fourth Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $13 million during the fourth quarter compared to $30 million during the same period in 2005. This decrease in 2006 is due to a lower realized price, partially offset by lower operating costs.
Output
BPLP achieved a capacity factor of 85% in the fourth quarter of 2006, compared to 75% in the same period of 2005. During the fourth quarter of 2006, the BPLP units generated 6.0 TWh of electricity compared to 6.2 TWh in 2005, which included output from the two operating Bruce A units up to October 31, 2005.
Outlined below are the maintenance activities for BPLP that occurred during the fourth quarter of 2006.
Planned Outages
Bruce B Unit 8	•	Unit 8 returned to service on November 19 following a planned outage that began September 9 to replace low-pressure turbine blades, inspect fuel channels and perform routine maintenance.
Unplanned Outages
Bruce B Unit 8	•	Unit 8 returned to service on November 27 following an outage that began November 24 to perform electrical maintenance on a transformer.
During the fourth quarter of 2006, the B reactors were offline for 52 days, including nine days due to unplanned outages. In the fourth quarter of 2005, the B reactors experienced 66 days of planned maintenance and 29 days of unplanned outages.

Price
For the fourth quarter of 2006, BPLP’s electricity revenue decreased to $278 million from $356 million over the same period in 2005 due to lower spot prices, and lower output from a four-unit site.
The realized price achieved from a mix of contract and spot sales averaged $46 per MWh in the quarter, down from $57 per MWh in the same quarter of 2005. During the quarter, the Ontario electricity spot price averaged $43 per MWh, compared to $71 per MWh in the fourth quarter of 2005. The lower spot prices during the quarter were attributable to reduced demand due to moderate weather, depressed industrial demand, lower natural gas prices and a higher level of hydroelectric generation.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the fourth quarter of 2006, about 54% of BPLP output was sold under fixed-price contracts, up from the 53% level during the same period in 2005.
Cameco provides guarantees to customers under these contracts of up to $74 million. At December 31, 2006, Cameco’s actual exposure under these guarantees was $2 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to the Canadian Nuclear Safety Commission (CNSC) and $58 million to Ontario Power Generation (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to the CNSC and $58 million to OPG at December 31, 2006.
Costs
Operating costs (including amortization) were $230 million in the fourth quarter of 2006, compared with $258 million in the same period of 2005. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the fourth quarter of 2006 was $38, compared to $42 in the fourth quarter of 2005.
Full Year 2006
Earnings Before Taxes
For the year 2006, BPLP earnings before taxes were $388 million compared to $520 million (which excludes the $149 million loss recorded on the restructuring of Bruce Power) in 2005. Fewer days lost to planned outages in 2006, combined with substantially fewer forced outages contributed to a significantly higher capacity factor and reduced unit operating costs. However, lower electricity spot prices offset these gains.
Output
For the year, the BPLP units achieved a capacity factor of 91%, compared with 79% in the same period last year. These units produced 25.8 TWh during 2006 compared to 30.8 TWh (including 8.2 TWh from the A units up to October 31, 2005) over the same period last year. The decrease primarily reflects the loss of output from the A units as a result of moving to a four-unit site in 2006 versus a six-unit site for most of 2005. The decrease was partially offset by higher output from the B units.

Price
For 2006, BPLP’s electricity revenue totalled $1,242 million, compared to $1,787 million in 2005. During the year, BPLP’s realized price averaged $48 per MWh from a mix of contract and spot sales compared with $58 per MWh last year. The Ontario electricity spot price averaged about $46 per MWh during the year, compared to $68 per MWh a year ago.
During 2006, about 51% of BPLP’s output was sold under fixed-price contracts compared to 48% in 2005.
Costs
For 2006, operating costs were $807 million, compared with $1,202 million in 2005. This decrease primarily reflects the costs of a four-unit site in 2006 versus the six-unit site in 2005, and higher costs associated with planned and forced outages in 2005. The operating cost declined to $31 per MWh in 2006 from $39 per MWh in 2005.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to output shifts as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As such, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. The demand for electricity is very sensitive to Ontario weather patterns.
BPLP’s Outlook for First Quarter 2007
In the first quarter of 2007, there is one planned outage. Unit B6 was shut down on January 20 and is expected back in service early in the second quarter. As a result, BPLP’s average unit costs are expected to be about $46 per MWh compared to $38 in the fourth quarter of 2006. In the first quarter we expect more outage days when compared to the fourth quarter of 2006.
For the first quarter of 2007, we anticipate BPLP revenue to be about 5% higher than in the fourth quarter of 2006, as the result of higher expected realized prices that will more than offset lower generation. The average realized price was $46 per MWh in the fourth quarter of 2006.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average in the low 90% range similar to the 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continuing through 2007 with a significant reduction in time and expenditure on refurbishment programs, with only one planned outage as noted above under the BPLP’s outlook for the first quarter of 2007.
For 2007, the average unit cost is expected to rise to $34 per MWh compared to $31 in 2006. Total costs are expected to rise by 12% in 2007 over 2006. The increase is due primarily to a rise in staff costs, operating and maintenance costs for heavy water treatment and fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007 reflecting the addition of the new administration building and other capital projects.
For 2007, we anticipate BPLP revenue to be 18% higher than in 2006, almost entirely due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. The spot prices are very sensitive to Ontario weather patterns. The average realized price was $48 per MWh in 2006.
The first quarter and 2007 outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
For 2007, BPLP has 7 TWh under contract, which would represent about 25% of Bruce B generation at its planned capacity factor. For 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $4 million.
2007 BPLP Capital Expenditures (100% Basis)
BPLP’s capital expenditure program is expected to total $149 million. This includes $55 million for sustaining capital, with the balance for major projects, improvements and new fuel.

	Bruce B	Common	Total
2007 BPLP Capital Plan	Specific	Capital	BPLP
Category
Major Projects	$17	$16	$33
Improvement	15	—	15
Sustaining	23	32	55
New Fuel	46	—	46

Total Capital Plan	$101	$48	$149

Cameco expects that funding of these projects will come entirely from BPLP cash flows. However, available funds will depend on the electricity market prices and the operational performance of the BPLP reactors.

GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended		Year ended
	Dec 31		Dec 31
	2006	2005	2006	2005
Revenue ($ millions)	100	88	414	412
Gross profit ($ millions)	11	22	101	107
Gross profit %	11	25	24	26
Realized price (US$/ounce)	604	476	597	433
Sales volume (ounces)	146,000	158,000	610,000	781,000
Gold production (ounces)[1]	142,000	167,000	587,000	787,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Fourth Quarter
For the three months ended December 31, 2006, revenue from our gold business increased by $12 million to $100 million compared to the fourth quarter of 2005. The increase in revenue was due to a higher realized price, which more than offset the impact of lower production at Kumtor following the pit wall movement in July 2006. The realized price for gold rose to $604 (US) per ounce in the quarter compared to $476 (US) per ounce in the fourth quarter of 2005, due to higher spot prices.
Kumtor’s production was 62,000 ounces compared to 99,000 ounces in the fourth quarter 2005. This decrease was due to a lower mill head grade that averaged 2.2 grams per tonne (g/t) in the quarter compared to 2.8 g/t in the same period in 2005.
Production at Boroo was 80,000 ounces in the quarter compared to 68,000 ounces in the fourth quarter of 2005. The average head grade of ore fed to the mill was 4.8 g/t compared to 3.9 g/t in the same period last year.
Full Year 2006
In 2006, revenue from our gold business increased by $2 million to $414 million compared to $412 million in 2005, while the gross profit margin declined to 24%. The increase in revenue was attributable to higher gold prices, offset by lower production at Kumtor. The realized price for gold rose to $597(US) per ounce in 2006 compared to $433(US) per ounce in 2005, due to higher spot prices.
Kumtor’s production for the year was 304,000 ounces compared to 501,000 ounces in 2005. This decrease was due to the pit wall movement that occurred in July 2006 and a lower mill head grade that averaged 2.3 g/t in the period compared to 3.4 g/t in 2005.

Production at Boroo was 283,000 ounces for the year compared to 286,000 ounces in 2005. The average head grade of ore fed to the mill was 4.3 g/t compared to 4.2 g/t in the same period last year.
Gold Outlook for the Year 2007
Overall, 2007 production, on a 100% basis, is expected to total between 700,000 to 720,000 ounces of gold. At Kumtor, production for the full year 2007 is expected to be about 450,000 to 460,000 ounces of gold. At Boroo, on a 100% basis, we expect production in the range of 250,000 to 260,000 ounces of gold in 2007. Gold revenue is expected to increase by about 20% in 2007 over 2006. This outlook for the gold business is based on the following key assumptions:
•	Centerra’s forecast production is achieved,

•	spot gold price of $600 (US) per ounce,

•	a US/Canadian spot exchange rate of $1.16,

•	Centerra is able to maintain necessary permits and approvals from government authorities to achieve the forecast production, and

•	there is no disruption in production due to natural phenomena, labour disputes, or other development and operations risks.
Gold Market Update
The average spot market gold price during the fourth quarter of 2006 was $606 (US) per ounce, an increase of 25% compared to $485 (US) per ounce in 2005.
Gold Price Sensitivity Analysis
For 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s revenue by about $21 million (Cdn), cash flow by about $15 million (Cdn) and net earnings by about $8 million (Cdn).
Political Update
Kyrgyz Republic
The political situation in the Kyrgyz Republic continues to evolve. The Kyrgyz President has gained substantial constitutional powers through constitutional amendments introduced at the end of 2006. The government resigned on December 19, 2006. A new prime minister was appointed on February 1, 2007 and the new structure of the government has been approved by Parliament. The Cabinet is expected to be formed shortly.
Kumtor’s high profile in the Kyrgyz Republic continues to attract attention from government agencies and discussion by parliamentarians. The prime minister has requested Cameco to address a number of issues regarding the Kumtor mine. Cameco welcomes the opportunity to discuss these issues and intends to use this occasion to strengthen its relationship with the new government. If these issues are not resolved, the risk to the Kumtor mine will increase.

In December 2006, at the direct request of the government, Centerra paid disputed amounts relating to land tax and a high-altitude premium payable to its Kumtor mine employees. Centerra has begun international arbitration to recover the disputed amounts. Centerra expects these disputes to be resolved in first half of 2007. The total amount in dispute for 2006 is approximately $7 million (US).
Centerra continues its efforts to establish a closer relationship with local communities to ensure broad-based regional support for its operations.
Mongolia
Centerra continues its negotiations regarding its Boroo stability agreement and Gatsuurt investment agreement with the Mongolian Government amid strong nationalistic sentiment in the country. The Ministry of Finance has alleged certain tax-related violations by Centerra and notified it on January 15, 2007 that the Boroo stability agreement will be terminated unless the alleged violations are resolved within 120 days. Centerra has responded that in all cases it has either remedied the alleged violations or strongly disputes that a violation exists. Centerra believes that this dispute will be fully resolved as part of the negotiations on the Boroo and Gatsuurt agreements.
The Mongolian Parliament continues to debate the recent changes to mining legislation and the applicability of windfall profit tax as well as state participation in various mining projects. The government has acknowledged that the windfall tax will not apply to the Boroo project; however, it is reluctant to afford similar protection with respect to the windfall tax and other changes to Centerra’s Gatsuurt project.
Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the licence that covers the Central Zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. In early 2006, Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation. Gatsuurt LLC has recently begun proceedings in the Mongolian national arbitration court alleging non-compliance by CGM and seeking the return of the licence. CGM intends to contest the jurisdiction of the arbitration court and continues to believe that the Gatsuurt LLC claim is without merit.
NUCLEAR INDUSTRY DEVELOPMENTS
World Reactor News
In 2006, two reactors were connected to the electricity grid, one in India and one in China. India’s Tarapur-3 entered commercial operation in August of 2006, while China’s Tianwan-1 is expected to begin commercial operation in Spring 2007. There were eight reactor closures in 2006, four in the UK, two in Bulgaria, and one each in Slovakia and Spain. There were also nine power uprates. The net result was a 525 megawatt electric (MWe) increase in nuclear capacity.

United States
On January 10, 2007, the US Department of Energy (DOE) released a comprehensive framework for the Global Nuclear Energy Partnership (GNEP) program. The proposed framework includes details on how the US will:
•	expand nuclear power to meet growing energy demand,

•	develop, demonstrate and deploy advanced technologies for recycling spent nuclear fuel without separating plutonium,

•	develop, demonstrate and deploy advanced reactors and proliferation resistant reactors,

•	establish reliable fuel services worldwide, and

•	develop enhanced safeguards to ensure nuclear energy systems are used for peaceful purposes.
First announced in February 2006, GNEP includes a fuel services program that would allow developing nations to acquire and use nuclear energy economically, while minimizing the risk of proliferation. GNEP is part of the US government’s Advanced Energy Initiative to reduce US reliance on imported oil.
On December 18, 2006, President Bush signed the United States-India Peaceful Atomic Energy Cooperation Act, a major step towards civil nuclear trade with India. The bill on nuclear cooperation between India and the US was passed in the US Senate by a majority of 85 to 12 in November, following passage in the House of Representatives. The two countries now must conclude a bilateral agreement — known in the US as the 123 civil nuclear agreement, which essentially codifies their negotiations of the last 18 months. Additional steps before trade can take place include approval from India’s Parliament, India’s negotiation of a safeguard agreement with the International Atomic Energy Agency (IAEA) and approval from the 45-nation Nuclear Suppliers Group. Each country that wishes to trade with India must negotiate a bilateral agreement.
In the US, the operating licence for Constellation Energy’s two Nine Mile Point reactors in New York have been renewed for 20 years by the Nuclear Regulatory Commission (NRC) and are now licensed to operate until 2029 and 2046 respectively. The combined net capacity of the reactors is 1,750 MWe. The NRC also extended the licence of Nuclear Management Company’s (NMC) 570 MWe Monticello nuclear power plant in Minnesota to 2030, along with NMC’s 790 MWe Palisades plant in Michigan to 2031.
On November 14, 2006, Progress Energy announced that it filed an application with the NRC for a 20-year licence renewal for its Harris power plant in North Carolina. The current licence for the single-unit 900 MWe pressurized water reactor expires in 2026. On November 22, Entergy announced its intention to seek a 20-year licence extension for its Indian Point nuclear power plant near New York City. Former New York City mayor Rudy Giuliani and Greenpeace cofounder Patrick Moore have both expressed support for the renewal effort. Indian Point has two pressurized water reactors with a combined net capacity of over 2,000 MWe.
Of the 103 US reactors, 48 have been granted life extensions, while operators of 34 reactors have applied for, or have indicated their intent to apply for life extensions. This amounts to 80% of all US reactors.

Europe
A new study published by the European Commission (EC) entitled ‘World Energy Technology Outlook 2050’ projects that the share of nuclear energy and renewables in Europe’s primary energy supply could double to about 40% by 2050. Worldwide, the study indicates about 30% of total energy consumption will be provided by renewables and nuclear energy with a “massive” increase after 2030 because of the deployment of large offshore wind farms and Generation IV nuclear power plants.
A preliminary report commissioned by Belgium’s Minister of Energy, entitled “Belgium’s Energy Challenges Towards 2030”, has recommended the utilization of nuclear power in the long-term to meet CO2 reduction commitments, enhance energy security and maintain economic stability. Belgium’s current policy calls for the closing of all nuclear power plants by 2025. However, the nation currently obtains more than half its electricity from nuclear, and the report warns that due to changing circumstances (i.e. climate change and fuel prices), it would be very costly to proceed with the phase-out.
On December 31, 2006, Bulgaria closed units 3 and 4 at its Kozloduy nuclear plant. The two 440 MWe reactors were shut down as part of the agreement for Bulgaria to become a member of the European Union (EU). The units began commercial operation in 1980 and 1982. The closure leaves only two 1,000 MWe units at the plant in operation.
Unit 1 at the Bohunice nuclear power plant in Slovakia was shut down on December 31, 2006. The closure was in line with commitments made by Slovakia when it joined the EU in 2004 to close unit 1 in 2006 followed by unit 2 in 2008. The closure of the 28-year-old unit eliminates 440 MWe or 9% of Slovakia’s generating capacity.
On November 1, 2006, Fortum announced that it has applied with the Finland Ministry of Trade and Industry to extend the operating licence for its two-unit Loviisa nuclear power plant through 2030. Loviisa has two VVER-440 reactors with a combined net capacity of 976 MWe, generating 10% of the electricity consumed in Finland. Loviisa is the oldest plant in Finland with its two units starting operation in 1977 and 1980.
Other
On December 29, 2006, Australian Prime Minister John Howard unveiled the final version of a government task force report entitled, “Uranium Mining, Processing and Nuclear Energy — Opportunities for Australia?” The report supported increased uranium mining and exports to meet increasing demand, and suggested deployment of nuclear power starting in 2020 with 25 reactors producing over one-third of Australia’s electricity by 2050. Howard told journalists that state governments in Australia should end their bans on uranium mining and exploration and remove existing restrictions around Australia on the export of uranium.
In its “World Energy Outlook”, the International Energy Agency (IEA) stated that if policies remain unchanged, by 2030, world energy demand could increase by 53%, causing a supply crisis and global CO2 emissions could increase by 55%. Over 70% of this increased demand is expected to come from developing countries, led by China and India. The report states that nuclear power could make a major contribution to reducing dependence on imported gas and curbing CO2 emissions in a cost-effective way, since uranium fuel is abundant.
Russia has adopted a $54 billion (US) two-stage nuclear energy development program that aims to increase nuclear power’s share of electricity generated in the country from 16% to 19% by 2015. The main goal of the program is to ensure Russia’s energy security by commissioning a new series of standard nuclear units with total installed capacity of at least two GWe annually. In February 2006, Rosatom head Sergei Kiriyenko announced Russia’s plans to invest up to $75 billion (US) in nuclear energy through 2030, constructing 40 new units and increasing nuclear power’s share to 25%. Rosatom is the primary Russian agency responsible for nuclear power.
LIQUIDITY AND CAPITAL RESOURCES
There were no material changes in liquidity and capital resources since September 30, 2006.
Commercial Commitments
Commercial commitments at December 31, 2006 decreased slightly to $297 million from $299 million at September 30, 2006. Our obligations to provide financial guarantees supporting BPLP decreased by $8 million, while standby letters of credit increased by $6 million to the end of the quarter. At December 31, 2006, commercial commitments included standby letters of credit of $213 million and financial guarantees for BPLP of $84 million.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of December 31, 2006:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $750 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2011. Upon mutual agreement the facility can be extended for an additional year. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2006, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At December 31, 2006, there were no amounts outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $250 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At December 31, 2006, outstanding letters of credit amounted to $213 million under these facilities.
Cameco has established separate letter of credit facilities to support standby product loan facilities, as described below.
Product Loan Facilities
Cameco has arranged for standby product loan facilities with two of its customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1.4 million kgU can be borrowed in the form of UF6. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are repayable in kind.
Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.
The market value of the facilities is based on the quoted market price of the products at December 31, 2006 and was approximately $416 million (US). As at December 31, 2006, the company did not have any loan amounts outstanding under the facilities.
Cameco has established $300 million (US) of letter of credit facilities maturing in 2010 to support these standby product loan facilities. At December 31, 2006, there were no amounts outstanding under these letter of credit facilities.
Additional Information
There have been no material changes to Cameco’s contractual obligations since December 31, 2005, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2005 Annual Report.
For further information regarding commitments and contingencies, refer to note [15] of the consolidated financial statements dated December 31, 2006.

OUTSTANDING SHARE DATA
At December 31, 2006, there were 352.3 million common shares and one Class B share outstanding. In addition, there were 7.4 million stock options outstanding with exercise prices ranging from $3.13 to $41.00 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release and MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
· Gary Haywood, a professional engineer and employed by Cameco as general manager, McArthur River operation	McArthur River/Key Lake
· Les Yesnik, a professional engineer and employed by Cameco as general manager, Key Lake operation
· Barry Schmitke, a professional engineer and employed by Cameco as general manager of the Cigar Lake project	Cigar Lake
· Ian Atkinson, a certified professional geologist, and employed by Centerra as vice-president exploration	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong (306) 956-6337

Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries:	Lyle Krahn (306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End

Cameco Corporation
Highlights
(Unaudited)

		(as adjusted -		(as adjusted -
		note 1(i))		note 1(i))
	Three Months Ended		Year Ended
	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Financial (in millions)
Revenue	$512	$522	$1,832	$1,313
Earnings from operations	36	59	335	121
Net earnings	40	83	376	215
Adjusted net earnings (i)	40	76	274	208
Cash provided by operations	13	91	418	278
Working capital (end of period)			852	889
Net debt to capitalization			12%	9%

Per common share
Net earnings — Basic	$0.11	$0.24	$1.07	$0.62
— Diluted	0.11	0.23	1.02	0.60
— Diluted, adjusted (i)	0.11	0.21	0.75	0.58
Dividend	0.04	0.03	0.16	0.12

Weighted average number of paid common shares outstanding (in thousands)	352,172	348,932	351,224	347,864

Average uranium spot price for the period (US$/lb)	$65.21	$34.79	$49.60	$28.67

Sales volumes
Uranium (in thousands lbs U3O8)	9,021	15,506	32,073	34,208
Fuel services (tU)	6,676	7,007	18,539	16,642
Gold (troy ounces)	146,000	158,000	610,000	781,000
Electricity (TWh)	2.0	2.0	8.2	9.7
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Year Ended
Cameco Production	Share	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,194	2,645	13,066	13,066
Rabbit Lake	100.0%	1,393	1,520	5,127	6,022
Crow Butte	100.0%	186	200	729	832
Smith Ranch Highland	100.0%	618	397	2,044	1,342

Total		5,391	4,762	20,966	21,262

Fuel services (tU)	100.0%	4,050	2,873	13,204	11,448

Gold (troy ounces)
Kumtor	100.0%	63,000	99,000	304,000	501,000
Boroo	100.0%	80,000	68,000	283,000	286,000

Total		143,000	167,000	587,000	787,000

(i)	Net earnings for the year ended December 31, 2006 has been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments as well as $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne Joint Venture. Net earnings for the quarter and year ended December 31, 2005 has been adjusted to exclude $69 million ($0.19 per share diluted) in net earnings related to the gain on sale of Energy Resources of Australia Ltd shares as well as $62 million ($0.17 per share diluted) in net loss related to restructuring the Bruce Power Limited Partnership. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1(i))		note 1(i))
	Three Months Ended		Year Ended
	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Revenue from
Products and services	$512,069	$522,265	$1,831,690	$1,312,655

Expenses
Products and services sold	334,984	341,099	1,127,772	814,032
Depreciation, depletion and reclamation	58,642	66,882	199,665	197,516
Administration	43,813	30,278	143,014	110,187
Exploration	14,686	17,680	58,152	57,468
Cigar Lake remediation [note 5]	20,559	—	20,559	—
Research and development	799	486	2,682	2,410
Interest and other [note 6]	2,576	7,612	(3,708)	12,103
Loss (gain) on sale of assets [note 7]	458	(291)	(51,826)	(1,739)

	476,517	463,746	1,496,310	1,191,977

Earnings from operations	35,552	58,519	335,380	120,678
Earnings from Bruce Power [note 2]	—	25,226	—	165,775
Other income (expense) [note 8]	(744)	(10,607)	10,046	(13,989)

Earnings before income taxes and minority interest	34,808	73,138	345,426	272,464
Income tax expense (recovery) [note 9]	(8,540)	(13,986)	(68,843)	30,257
Minority interest	3,008	4,409	38,554	26,738

Net earnings	$40,340	$82,715	$375,715	$215,469

Basic earnings per common share [note 10]	$0.11	$0.24	$1.07	$0.62

Diluted earnings per common share [note 10]	$0.11	$0.23	$1.02	$0.60

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(i))
	Year Ended
	Dec 31/06	Dec 31/05

Retained earnings at beginning of period
As previously reported	$1,114,693	$938,809
Change in accounting policy for stock-based compensation [note 1(i)]	(5,945)	(3,783)

As adjusted	$1,108,748	$935,026
Net earnings	375,715	215,469
Dividends on common shares	(56,257)	(41,747)

Retained earnings at end of period	$1,428,206	$1,108,748

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(i))
	As At
	Dec 31/06	Dec 31/05

Assets
Current assets
Cash and cash equivalents	$334,089	$623,193
Accounts receivable	403,280	340,498
Inventories	416,479	399,675
Supplies and prepaid expenses	191,831	152,790
Current portion of long-term receivables, investments and other	8,745	8,303

	1,354,424	1,524,459

Property, plant and equipment	3,312,152	2,871,337
Long-term receivables, investments and other	293,714	196,747
Goodwill [note 13]	180,139	180,232

	3,786,005	3,248,316

Total assets	$5,140,429	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$402,806	$350,398
Dividends payable	14,092	10,487
Current portion of long-term debt	7,900	156,699
Current portion of other liabilities	30,881	43,725
Future income taxes	46,289	73,910

	501,968	635,219

Long-term debt	696,691	702,109
Provision for reclamation	228,496	167,568
Other liabilities	232,370	98,609
Future income taxes	339,451	444,942

	1,998,976	2,048,447

Minority interest	400,071	360,697

Shareholders’ equity
Share capital	812,769	779,035
Contributed surplus	540,173	529,245
Retained earnings	1,428,206	1,108,748
Cumulative translation account	(39,766)	(53,397)

	2,741,382	2,363,631

Total liabilities and shareholders’ equity	$5,140,429	$4,772,775

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1(i))		note 1(i))
	Three Months Ended		Year Ended
	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Operating activities
Net earnings	$40,340	$82,715	$375,715	$215,469
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	58,642	66,882	199,665	197,516
Provision for future taxes [note 9]	(49,330)	(36,160)	(184,639)	(51,723)
Deferred revenue recognized	(3,793)	(2,793)	(43,449)	(25,286)
Unrealized losses on derivatives	9,702	4,962	10,400	10,513
Stock-based compensation [note 11]	2,995	2,342	17,549	16,913
Loss (gain) on sale of assets [note 7]	458	(291)	(51,826)	(1,739)
Cigar Lake remediation [note 5]	15,356	—	15,356	—
Earnings from Bruce Power [note 2]	—	(25,226)	—	(165,775)
Equity in (earnings) loss from associated companies [note 8]	744	735	5,320	(184)
Other expense	—	10,254	—	16,577
Minority interest	3,008	4,409	38,554	26,738
Other operating items [note 14]	(64,810)	(16,737)	35,375	38,517

Cash provided by operations	13,312	91,092	418,020	277,536

Investing activities
Acquisition of businesses, net of cash acquired	—	—	(83,856)	—
Additions to property, plant and equipment	(148,576)	(111,230)	(459,559)	(284,929)
Restructuring of Bruce Power	—	200,000	—	200,000
Net proceeds on sale of investment in Energy Resources of Australia Ltd	—	101,956	—	101,956
Increase in long-term receivables, investments and other	(2,562)	(688)	(29,687)	(6,077)
Proceeds on sale of property, plant and equipment	46	9,307	46,404	10,532

Cash provided by (used in) investing	(151,092)	199,345	(526,698)	21,482

Financing activities
Decrease in debt	(1,700)	(1,000)	(156,700)	(167,233)
Short-term financing	—	—	—	(14,544)
Issue of debentures, net of issue costs	—	—	—	297,750
Issue of shares	1,882	5,804	27,058	25,199
Dividends	(14,084)	(10,463)	(52,660)	(39,970)

Cash provided by (used in) financing	(13,902)	(5,659)	(182,302)	101,202

Increase (decrease) in cash during the period	(151,682)	284,778	(290,980)	400,220
Exchange rate changes on foreign currency cash balances	12,642	113	1,876	(9,662)
Increase in cash due to accounting change	—	43,103	—	43,103
Cash at beginning of period	473,129	295,199	623,193	189,532

Cash at end of period	$334,089	$623,193	$334,089	$623,193

Supplemental cash flow disclosure
Interest paid	$11,334	$5,798	$53,551	$26,610
Income taxes paid	$22,659	$8,405	$115,352	$48,429

See accompanying notes to consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2005 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(i)	Stock-Based Compensation

In July 2006, the Emerging Issues Committee (“EIC”) issued abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This differs from the current practice that recognizes the expense over the period from the grant date to the vesting date.

The cumulative effect of the change in policy on the balance sheet at December 31, 2005 is to increase contributed surplus by $5,945,000, and decrease retained earnings by $5,945,000. The effect of the change in policy on the statement of earnings for December 31, 2005 was a $2,162,000 ($0.01 per share) reduction in earnings.
2.	Bruce Power L.P. (“BPLP”)

Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP.

Financial Assurances

Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2006, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $74,000,000. Cameco’s actual exposure under these guarantees was $2,400,000 at December 31, 2006.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at December 31, 2006 was approximately $957,000,000.

Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,400,000 kilograms of uranium can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%. Any borrowings will be secured by letters of credit and are payable in kind.

Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

The market value of the available facilities is based on the quoted market price of the products at December 31, 2006 and was approximately $416,000,000 (US). As at December 31, 2006, the company did not have any loan amounts outstanding under the facilities.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

4.	Share Capital
(a)	At December 31, 2006, there were 352,292,632 common shares outstanding.

(b)	Options in respect of 7,390,053 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 55,000 shares would be granted. For the quarter ended December 31, 2006, 189,740 options were exercised (2005 — 818,320). For the year ended December 31, 2006, 2,716,679 options were exercised (2005 — 3,473,760).
5.	Cigar Lake Remediation

As a result of the water inflow at Cigar Lake, Cameco recorded an expense of $20,559,000. Of the amount recorded, $15,356,000 related to the write-down of assets while $5,203,000 related to remediation efforts. Future costs associated with the remediation will be expensed as incurred.
6.	Interest and Other

	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Interest on long-term debt	$9,671	$12,120	$43,223	$35,388
Other interest and financing charges	2,206	400	4,642	1,600
Interest income	(12,506)	(5,573)	(32,348)	(10,517)
Foreign exchange losses	1,139	3,995	1,413	3,719
Losses on derivatives	9,702	4,783	10,400	7,754
Capitalized interest	(7,636)	(8,113)	(31,038)	(25,841)

Net	$2,576	$7,612	$(3,708)	$12,103

7.	Loss (Gain) on Sale of Assets

	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Interest in Fort a la Corne Joint Venture	$—	$—	$(44,782)	$—
Voting rights in Fort a la Corne Joint Venture	—	(161)	(5,889)	(161)
Other	458	(130)	(1,155)	(1,578)

Net	$458	$(291)	$(51,826)	$(1,739)

8.	Other Income (Expense)

	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Insurance settlement (Kumtor)	$—	$—	$15,366	$—
Equity in earnings (loss) of associated companies	(744)	(735)	(5,320)	184
Sale of investment in Energy Resources Australia Ltd	—	83,673	—	83,673
Dividends on portfolio investments	—	—	—	2,022
Writedown of portfolio investments	—	—	—	(6,323)
Restructuring of BPLP	—	(93,545)	—	(93,545)

Net	$(744)	$(10,607)	$10,046	$(13,989)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Income Tax Expense (Recovery)

	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Current income taxes	$40,790	$22,174	$115,796	$81,980
Future income taxes	(49,330)	(36,160)	(184,639)	(51,723)

Income tax expense (recovery)	$(8,540)	$(13,986)	$(68,843)	$30,257

During the second quarter, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.

In addition, confirmation was received with respect to deductibility of the Saskatchewan provincial resource surcharge for years prior to 2001. As a result, a $12,000,000 reduction of future taxes was recorded in the second quarter. In the third quarter, Cameco was able to record an additional recovery of $4,950,000.
10.	Per Share Amounts

		(as adjusted -		(as adjusted -
		note 1(i))		note 1(i))
	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Basic earnings per share computation
Net earnings	$40,340	$82,715	$375,715	$215,469
Weighted average common shares outstanding	352,172	348,932	351,224	347,864

Basic earnings per common share	$0.11	$0.24	$1.07	$0.62

Diluted earnings per share computation
Net earnings	$40,340	$82,715	$375,715	$215,469
Dilutive effect of:
Convertible debentures	2,268	2,126	8,992	8,394

Net earnings, assuming dilution	$42,608	$84,841	$384,707	$223,863

Weighted average common shares outstanding	352,172	348,932	351,224	347,864
Dilutive effect of:
Convertible debentures	21,209	21,214	21,209	21,214
Stock options	3,927	5,354	4,402	4,614

Weighted average common shares outstanding, assuming dilution	377,308	375,500	376,835	373,692

Diluted earnings per common share	$0.11	$0.23	$1.02	$0.60

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

11.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 22,329,713 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended December 31, 2006, the amount recorded was $2,995,000 (2005 — $2,342,000). For the year ended December 31, 2006, the amount recorded was $17,549,000 (2005 — $16,913,000).

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
(thousands )	Dec 31/06	Dec 31/05

Number of options granted	1,537,330	2,631,180
Average strike price	$41.04	$27.11
Expected dividend	$0.16	$0.12
Expected volatility	35%	34%
Risk-free interest rate	4.0%	3.5%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$13.19	$8.36

12.	Business Acquisition

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included in the consolidated financial statements from February 1, 2006.

The values assigned to the net assets acquired were as follows:

(thousands)

Cash and other working capital	$20,738
Tangible assets	30,928
Intangible assets	118,819
Future income taxes	(40,836)
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$88,884
Holdback	20,000

$108,884

The amount allocated to intangible assets relates to the intellectual property of the business. It is amortized over the estimated production profile of the business and during 2006, $4,800,000 of the intangible asset was amortized.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

13.	Goodwill

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2006, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.
14.	Statements of Cash Flows Other Operating Items

	Three Months Ended		Year Ended
(thousands)	Dec 31/06	Dec 31/05	Dec 31/06	Dec 31/05

Inventories	$34,768	$113,495	$(63,623)	$(21,079)
Accounts receivable	(192,081)	(166,514)	36,180	(78,552)
Accounts payable and accrued liabilities	101,611	17,093	58,258	44,381
Bruce Power distributions	—	15,800	—	83,740
Other	(9,108)	3,389	4,560	10,027

Total	$(64,810)	$(16,737)	$35,375	$38,517

15.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	The legal action commenced by Mountain West Mines Inc. was dismissed and there was no financial impact on Cameco’s wholly owned subsidiary, Power Resources Inc.

(b)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision to proceed with arbitration has been made but formal commencement of proceedings has not taken place because counsel for the Consortium and BE have yet to agree on the composition of the arbitration panel.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	A claim has been filed in the Mongolian national arbitration court against Centerra Gold Mongolia LLC alleging non-performance of an agreement in relation to the Gatsuurt property. The claimant seeks the transfer to it of the principal license for the Gatsuurt property. The potential impact of this claim is not determinable at this time. Management believes that the terms of this agreement have been fully met and the claim is without merit.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(In Thousands)

16.	Segmented Information

		Fuel			Inter-
For the three months ended December 31, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$242,227	$83,496	$91,488	$99,811	$(4,953)	$512,069
Expenses
Products and services sold	138,342	63,214	63,462	75,209	(5,243)	334,984
Depreciation, depletion and reclamation	26,620	8,088	10,817	13,321	(204)	58,642
Exploration	7,196	—	—	7,490	—	14,686
Cigar Lake remediation	20,559	—	—	—	—	20,559
Research and development	—	799	—	—	—	799
Other expense	753	—	—	—	—	753
Loss (gain) on sale of assets	(51)	509	—	—	—	458
Non-segmented expenses						46,380

Earnings before income taxes and minority interest	48,808	10,886	17,209	3,791	494	34,808
Income tax expense						(8,540)
Minority interest						3,008

Net earnings						$40,340

						(as adjusted -
		Fuel	(a)		(a)	note 1(i))
For the three months ended December 31, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$318,480	$62,533	$115,779	$88,440	$(62,967)	$522,265
Expenses
Products and services sold	202,362	53,006	64,379	51,376	(30,024)	341,099
Depreciation, depletion and reclamation	35,916	4,271	18,448	14,875	(6,628)	66,882
Exploration	8,868	—	—	8,812	—	17,680
Research and development	—	486	—	—	—	486
Other (income) expense	(82,888)	—	96,860	—	(1,089)	12,883
Gain on sale of assets	(7)	(127)	—	—	—	(134)
Earnings from Bruce Power					(25,226)	(25,226)
Non-segmented expenses						35,457

Earnings before income taxes and minority interest	154,229	4,897	(63,908)	13,377	—	73,138
Income tax recovery						(13,986)
Minority interest						4,409

Net earnings						$82,715

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(In Thousands)

16.	Segmented Information

		Fuel			Inter-
For the year ended December 31, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$803,287	$224,044	$407,569	$414,150	$(17,360)	$1,831,690
Expenses
Products and services sold	472,103	180,177	221,036	268,366	(13,910)	1,127,772
Depreciation, depletion and reclamation	94,179	19,084	43,490	44,379	(1,467)	199,665
Exploration	31,743	—	—	26,409	—	58,152
Cigar Lake remediation	20,559	—	—	—	—	20,559
Research and development	—	2,682	—	—	—	2,682
Other (income) expense	4,154	—	—	(15,366)	—	(11,212)
Loss (gain) on sale of assets	(347)	509	—	(1,317)	—	(1,155)
Non-segmented expenses						89,801

Earnings before income taxes and minority interest	180,896	21,592	143,043	91,679	(1,983)	345,426
Income tax recovery						(68,843)
Minority interest						38,554

Net earnings						$375,715

						(as adjusted -
		Fuel	(a)		(a)	note 1(i))
For the year ended December 31, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$690,063	$157,672	$577,825	$412,108	$(525,013)	$1,312,655
Expenses
Products and services sold	428,547	120,175	315,457	230,955	(281,102)	814,032
Depreciation, depletion and reclamation	102,069	9,774	76,633	73,853	(64,813)	197,516
Exploration	25,699	—	—	31,769	—	57,468
Research and development	—	2,410	—	—	—	2,410
Other (income) expense	(79,513)	—	109,102	—	(13,323)	16,266
Gain on sale of assets	(206)	(127)	—	(1,249)	—	(1,582)
Earnings from Bruce Power					(165,775)	(165,775)
Non-segmented expenses						119,856

Earnings before income taxes and minority interest	213,467	25,440	76,633	76,780	—	272,464
Income tax expense						30,257
Minority interest						26,738

Net earnings						$215,469

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.